UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2008

Commission File Numbers	000-51969

333-10970-01

333-10970-02

Gracechurch Card Funding (No. 11) PLC
Barclaycard Funding PLC
Gracechurch Receivables Trustee Limited

(Translation of registrants’ names into English)
1 Churchill Place
London E14 5HP
United Kingdom
44-207-699-5000

(Address of principal executive office)
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrants in connection with Rule 12g3-2(b): 82-                    .

Attached hereto as an Exhibit is the monthly servicer’s report corresponding to the period covered by this report on Form 6-K.

SIGNATURES
EX-99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 17th November 2008

GRACECHURCH CARD FUNDING (No. 11) PLC (Registrant)
By:	/s/ EMMA LEIGH
Title: Barclaycard Financial Controller

BARCLAYCARD FUNDING PLC (Registrant)
By:	/s/ EMMA LEIGH
Title: Barclaycard Financial Controller

GRACECHURCH RECEIVABLES TRUSTEE LTD. (Registrant)
By:	/s/ EMMA LEIGH
Title: Barclaycard Financial Controller